

News Release

TSX:RMX | NYSE AMEX:RBY

June 29, 2011

Rubicon Minerals Receives Positive Preliminary Economic Assessment for F2 Gold System, Phoenix Gold Project, Red Lake, Ontario

-includes first time announcement of a 477,000 ounce Indicated Mineral Resource component-

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) is pleased to announce the positive results of a Preliminary Economic Assessment ("PEA") for its 100% owned F2 Gold System, part of its Phoenix Gold Project located in the heart of the Red Lake, Ontario gold district. The PEA was prepared by AMC Mining Consultants (Canada) Ltd. ("AMC") with metallurgical sections prepared by Soutex Inc. ("Soutex") both of which are independent of the Company.

PRELIMINARY ECONOMIC ASSESSMENT HIGHLIGHTS

All amounts in US Dollars

	Base Case ($1,100 oz gold)*	Spot Price Case ($1,500 oz gold)
Average mined gold grade	13.87 g/t	13.87 g/t
Steady state annual gold production	180,000 ounces	180,000 ounces
Life of Mine from production start	12 Years	12 Years
Planned Steady State Production Rate	1,250 tpd	1,250 tpd
IRR Pre tax	28%	48%
NPV Pre tax (5% discount rate)	$433 million	$933 million
Payback period from start of production	3.3 Years	2 Years
NPV Pre tax (0% discount rate)	$739 million	$1,482 million
Initial Capital (30% contingency)	$214 million	$214 million
Cash costs	$214/tonne	$214/tonne
Metallurgical recovery	92.5%	92.5%
Total Mined Gold to Mill**	2,006,000 ounces	2,006,000 ounces

* Three-Year trailing average gold price. Tabulated results exclude NSR royalty of 1.5%. Results based on $1Can = $1US exchange rate.

** The mine plan and financial outputs are based on a mining cut off grade of 6.0 g/t and a life of mine of 12 years, utilizing 2.0 million ounces (72% recovery) of the currently identified resources.

PR11-11 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA is based on an updated mineral resource estimate containing an Indicated Mineral Resource of 1,028,000 tonnes grading 14.5 g/t gold (477,000 ounces of gold) and an Inferred Mineral Resource of 4,230,000 tonnes grading 17.0 g/t gold (2,317,000 ounces of gold); both the PEA and the resource estimate have been prepared by AMC. The mineral resource estimates were prepared by Dinara Nussipakynova P.Geo., Cath Pitman P. Geo. and J.M (Mort) Shannon, P. Geo., consulting geologists of AMC and independent Qualified Persons as defined by NI 43-101.

The table below shows a summary of the mineral resource estimates:

Summary of AMC Mineral Resource Estimates

Classification	M Tonnes	g/t Au	M oz Au
Indicated	1.028	14.5	0.477
Inferred	4.230	17.0	2.317

Notes:
1. CIM definitions were used for mineral resources
2. The cut off grade applied is 5.0 g/t Au
3. A capping value of 270g/t Au has been applied to the composites
4. Using drilling results to February 28, 2011
5. The figures above are "Total" resources

Inferred resources are too speculative to have economic considerations applied to them and there is no certainty that the inferred resources will be converted to measured and indicated resources.

If the data are not capped, the totals are 1.135 M tonnes at 17.2 g/t Au for 0.634 M oz for the Indicated category and 4.129 M tonnes at 21.2 g/t Au for 2.842 M oz for the Inferred category.

"The PEA is a very good start. It indicates that the F2 Gold System is a potentially viable project capable of producing a steady state average of 180,000 ounces of gold per year and over 200,000 ounces at its peak using conventional mining and processing techniques with an initial capital investment of $214 million. The use of a 30% contingency on capital costs represents a reasonably conservative approach which recognizes the reality of cost escalation in the industry. We are also pleased to have been able to convert a significant portion of resources to the Indicated category. The deposit remains open in all directions and the PEA outlines a number of areas for potential future optimization. Management considers the range of results presented by AMC to be largely consistent with our most recent (March 31, 2011) resource estimates with the important difference of the conversion of some previously categorized Inferred Resources to a significant Indicated Resource component in the new AMC estimates" stated David Adamson, President and CEO.

Project Description
The F2 Gold System is part of the 100% owned Phoenix Gold Project in Red Lake, Ontario. The project is accessible via road. Red Lake is an established mining town with access to full services.

PR11-11   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Mining Plan

The PEA considers development of the F2 Gold System as an underground mine at a steady state rate of 1,250 tonnes per day. The primary mining method is conventional cut and fill utilising paste fill to maximise the material returned underground. The mine plan and financial outputs are based on a two-year pre-production phase and a producing mine life of 12 years, utilizing 2.0 million ounces, representing 72% of the currently identified resources. It should be noted that, in determining the mining inventory, AMC decided to take a conservative mine planning approach in applying the average diluted resource grade to the bottom five mining horizons (bottom 305 metres of the resource) rather than use the modelled average grade of 33.8 g/t, thus reducing the total ounces on these levels. The Company aims to continually upgrade the available resource for mining through definition drilling. An opportunity may also exist to drive a ramp from surface to accelerate the production in the upper part of the deposit in the early years of the project, thus changing the cash flow of the potential mine.

Metallurgy and Processing

Rubicon extracted one approximately 1,200 tonne bulk sample from the top of the F2 Core Zone and a second approximately 1,000 tonne bulk sample to the west from the WLB2 zone. The purpose of these samples was to establish the metallurgical performance of the two zones. Soutex was retained to conduct the mill design and engineering and manage the laboratory work required to ensure the mill design criteria were understood. Two ten (10) tonne sub-samples were sent to G&T Laboratories for further process analysis. The remainder of the material was shipped to SMC McAlpine Mill. During milling, the material was sampled and tested at Swastika Laboratories Ltd. under the supervision of Soutex. The samples were taken at periodic intervals from the mill stream (float concentrate, gravity concentrate and tailings) and combined to provide a metallurgical balance for the total gold content of the bulk sample.

Results of processing work indicate processing will be straightforward and will be a combination of gravity followed by a conventional carbon-in-leach process. Gold recoveries are estimated to be 92.5% with potential for further optimization. Estimated gravity recoveries are 50%.

The results of the bulk sample testing to date (which does not include final refining of gold) are compared in the table below to the results of delineation drilling which intersect the respective bulk sample zones:

	WLB2	F2 Core
Delineation Drilling Weighted Average	5.8 g/t gold	9.1 g/t gold
Milled Bulk Sample Testing Results	7.1 g/t gold	8.2 g/t gold

Note: Delineation Drilling Weighted Averages utilise a cap of 270 g/t gold as utilised in the AMC resource estimates and are diluted by 17.9% (AMC used 17.9% dilution outside the nominal 2m mining width in its PEA).

Although the bulk sampling is located in part of the deposit that is lower grade than the overall resource average grade, it successfully confirms that the capped, diluted delineation drilling weighted average grade in this area is a reasonable determinant of recovered grade.

PR11-11   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Tailings Management Facility

The Tailings Management Facility ("TMF") design incorporates engineered features to manage the chemical and physical stability of the deposited tailings in accordance with current best-in-class practices. Approximately 55% of the tailings will be converted to paste fill and deposited underground to minimize the amount of tailings that will be deposited on surface and also to provide a suitable backfill for the underground mine. The remaining tailings will be thickened to greater than 75% solids prior to deposition in the TMF, which has a capacity of approximately 25 years (based on a deposition rate of 190,000 tonnes of tailings per year following the ramp-up period) with the potential for optimization and expansion.

Capital Costs

The initial capital costs (including a 30% contingency or approximately $50 million) are estimated to be $214 million. Sustaining capital and capital development for the life-of-mine average $4.3 million/year and $6.1 million/year respectively and would be derived from cash flows.

Operating Costs

The following average life-of-mine costs are projected for the operating phase of the project:

Items	Cost per processed tonne ($)	Cost per recovered ounce ($)
Mining Cost	189	458
Processing and refining costs	22	53
G&A	2	4
Reclamation	1	2
Total	214	519

*Numbers may not add up due to rounding.

Closure and Rehabilitation Costs

Rehabilitation measures have been designed to ensure the long-term physical and chemical stability of the site in accordance with Ontario's closure plan approval process. The rehabilitation measures will return the site to a productive land use that will not require long-term care and maintenance. The rehabilitation cost is estimated to be approximately $6 million in total.

Sensitivity Analysis

	Net Cash Flow $M (NPV $_{(0\%)}$ $M)	NPV$_{(5\%)}$ $M	IRR	Payback yrs – Project Start	Payback yrs – Production Start
Au = $1,100/oz	739	433	28%	5.3	3.3
Au = $1,500/oz	1,482	933	48%	4.0	2.0
Au = $900/oz	368	183	16%	7.5	5.5

Resource Estimation Methodology

AMC prepared updated resource estimates which utilized the block model approach with Datamine ™ software and included the results from all drilling carried out on the project by Rubicon up to February 28, 2011. The estimates are in-situ and undiluted.

Constrained wireframes for the mineralized domains were created by AMC using a 0.1 g/t Au threshold which was locally further expanded to incorporate all significant mineralized zones. A total of 10 mineralized domains were created and utilized for the resource estimation.

PR11-11   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
_____
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Sample composite length of 1.0 metre was used and grades were capped at 270 g/t Au after compositing (a 270 g/t Au cap was selected based on cumulative frequency plot analysis).

The block model parameters are as follows:

Item	Dimensions	Samples Used (Min and Max)
Parent Block Size	2 X 8 X 12 metres	
Search Ellipse 1	8 X 24 X 36 metres	3 and 10
Search Ellipse 2	16 X 48 X 72 metres	1 and 10
Search Ellipse 3	24 X 72 X 108 metres*	1 and 10

*Compares to block model validation figures in previous NI 43-101 resource estimate published on March 31, 2011
Bulk density used was 2.90 tonnes per cubic metre and the estimation method was inverse distance cubed

The resource is constrained by the base of overburden at surface, and no allowance is made for any crown pillar. There is no lower elevation constraint to the estimate. The cut off applied to the resource is 5 g/t Au which is the same as used in previous estimates.

Permitting and Continuing Consultations
The Company has all material permits in hand required for the development and construction stage for potential production, except for the following. The Company intends to re-submit the Closure Plan as soon as practicable. The Company expects to receive approval of the final three material permits, the Consolidated Amendment to Air Certificate of Air Approval 9500-7NGTTC, the amendment to the Permit to Take Water 2342-7LWRQU and the new Industrial Sewage Certificate of Approval before the end of Q3, 2011. The Canadian Environmental Assessment Agency has confirmed that the Project does not involve a trigger for a federal environmental assessment.

The Company is continuing its consultations with First Nations and the Métis Nation of Ontario.

Preparation of PEA
The PEA has been prepared by AMC (all sections except metallurgy) and Soutex (metallurgy). AMC is an international geology and mining engineering consultancy group with extensive experience in resource estimation, mining studies and provision of assistance to mining development projects and operating mines. Soutex is a Canadian based consulting firm specializing in mineral process evaluation. A NI 43-101 Technical Report for the PEA, including a new resource statement, will be filed on SEDAR within 45 days of the date of this news release.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR11-11   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

_____
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The mineral resources in this press release were reported using CIM Standards.

Qualified Persons

Phoenix Project exploration, drill work programs and all data forming the basis of this release were supervised and verified by Terry Bursey, P.Geo., Regional Manager for Rubicon and a Qualified Person under the definition of NI 43-101.Drill core assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. All assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

The content of this news release, other than that pertaining to bulk sampling, metallurgy and processing, has been read and approved by H.A. (Bert) Smith, P. Eng., and J.M. (Mort) Shannon, P.Geo. respectively consulting mining engineer and consulting geologist of AMC, and independent Qualified Persons as defined by NI 43-101. Exploration drill programs and all data forming the basis of the inferred and indicated resource estimate described in this release were supervised and verified by Terry Bursey, P. Geo., Regional Manager for Rubicon and a Qualified Person as defined by NI 43-101. The inferred and indicated resource estimation, including the block modelling was carried out by Dinara Nussipakynova, P. Geo., and Cath Pitman, P. Geo., who verified all data received from Rubicon in connection with same. J.M. (Mort) Shannon, P. Geo. supervised the resource estimation process. All are consulting geologists of AMC and independent Qualified Persons as defined by NI 43-101. The mill sample testing results were prepared by Swastika Laboratories. The bulk sample process was conducted under the supervision of Eric Hinton, P. Eng., Project Manager for Rubicon and Qualified Person as defined by NI 43-101 and the laboratory work and mill processing was supervised by Pierre Roy, P. Eng. of Soutex Inc. (Quebec City, Quebec) who is an independent Qualified Person as defined by NI 43-101.

The PEA has been prepared by AMC with metallurgical and processing contributions from Soutex. Individual contributing authors are H.A. (Bert) Smith, P. Eng. and J.M. (Mort) Shannon, P. Geo. of AMC, and S. Caron, ing. of Soutex. All are independent Qualified Persons as defined by NI 43-101.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms "indicated resources" and "inferred resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred" or "indicated resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred resources" may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures. **U.S. investors are cautioned not to assume that any part or all of an indicated or inferred resource exists or is economically or legally mineable.**

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding estimates of mineral resources, estimates of gold grades and in-place ounces, estimates of costs, estimates of mine development and construction, estimates of economic potential and returns, projections of future optimization, the preparation and timing of a final amended technical report in respect of the inferred and indicated resource estimates and the timing and nature of future exploration programs. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves exists on the Phoenix Project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 Gold System has, or that it will generate similar reserves or resources.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning reserve and resource estimates; results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social

conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of Rubicon and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although Rubicon has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ. Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR11-11   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.